Filed pursuant to Rule 433

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplement

dated June 4, 2024 and the

Prospectus dated April 30, 2024

Registration No. 333-279005

Pricing Term Sheet

Trane Technologies Financing Limited

Issuer:	Trane Technologies Financing Limited

Guarantors:

Trane Technologies plc

Trane Technologies HoldCo Inc.

Trane Technologies Global Holding II Company Limited

Trane Technologies Americas Holding Corporation

Trane Technologies Lux International Holding Company S.à r.l.

Trane Technologies Irish Holdings Unlimited Company

Trane Technologies Company LLC

Security Description:	Unsecured Senior Notes Due 2034 (the “notes”)

Principal Amount:	$500,000,000

Gross Proceeds:	$498,530,000

Coupon:	5.100%

Maturity Date:	June 13, 2034

Offering Price:	99.706%

Yield to Maturity:	5.138%

Spread to Benchmark Treasury:	+82 basis points

Benchmark Treasury:	4.375% due May 15, 2034

Benchmark Treasury Price and Yield:	100-14+; 4.318%

Expected Ratings(*):	A3 / BBB+ (stable/stable)

Interest Payment Dates:	June 13 and December 13

First Interest Payment Date:	December 13, 2024

Optional Redemption:

Prior to March 13, 2034 (three months prior to the maturity date of the notes) (the “Par Call Date”), at a redemption price equal to the greater of (i)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Tax Redemption:	Callable at 100% of principal

Change of Control:	Putable at 101% of principal

CUSIP:	892938 AB7

ISIN:	US892938AB79

Clearing System:	DTC

Minimum Denominations:	$2,000

Increments:	$1,000

Trade Date:	June 4, 2024

Settlement Date(**):	June 13, 2024 (T+7)

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC BofA Securities, Inc. BNP Paribas Securities Corp. Goldman Sachs & Co. LLC

Co-Managers:	Deutsche Bank Securities Inc. MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.

(*)

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

(**)

It is expected that the delivery of the notes will be made against payment therefor on or about June 13, 2024, which will be the seventh business day after the date of the prospectus supplement. Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day preceding the Settlement Date will be required, by virtue of the fact that the notes will settle in seven business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

Trane Technologies plc has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents Trane Technologies plc has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533 or Mizuho Securities USA LLC at 1-866-271-7403.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.